

March 23, 2021

Richard Kang
President and Chief Executive Officer,
NeuroBo Pharmaceuticals, Inc.
200 Berkeley Street, Office 19th Floor
Boston, MA 02116

> **Re: NeuroBo Pharmaceuticals, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 2, 2021**
> **File No. 001-37809**

Dear Dr. Kang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A - Amendment No. 1

General

1. We note your response to Comment 1; however we cannot agree that Item 14 information is not required in your preliminary proxy statement. Note A to Schedule 14A provides that "[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given." Here, Proposal 1 is a solicitation of your shareholders for the purpose of issuing shares pursuant to an Agreement and Plan of Merger with ANA Therapeutics, a solicitation that directly implicates Item 14. In addition, we note that your disclosure on page 10 indicates that for purposes of Nasdaq Marketplace Rule 5635(a) the issuance of additional shares of Common Stock to former ANA Equityholders in connection with the Milestone Payments are aggregated with the shares you previously issued as Closing Consideration. Accordingly, please revise to provide all information that is required by

Item 14 of Schedule 14A.

2.   We refer to your Significance Analysis included as part of your response to prior comment 1. Please address the following:

•   We note your disclosure on page 6 that your preliminary estimate of the fair value of the contingent consideration was approximately $4.76 million. We also note from your response that you determined that the likelihood of payment of the contingent consideration was remote and that you have excluded the contingent consideration from total purchase consideration in your analysis. Please describe to us how the fair value was determined, including how the likelihood of payment factored into the determined fair value.

•   We note your disclosure on page 7 that in the event you do not have stockholder authorization to pay certain of the Milestone Payments in shares of common stock, you will make such payments in cash. Please tell us how you intend to make the milestone payments if authorization is not received, given such payments may exceed the amount of cash. In addition, describe to us the implications under the agreement if you are unable to make required payments.

3.   Please revise the proxy on page 6 to disclose the results of the independent valuation of the Contingent Consideration.

4.   We note your response to Comment 1 that your amended filing incorporates by reference the information set forth in Item 13(a). Please provide your analysis as to how you determined your eligibility for incorporation by reference or provide the information required by Item 13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7976 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey H. Kuras